Exhibit 99.1

Borr Drilling Limited – Grant of share options

Bermuda, 12 August 2021: The board of directors of Borr Drilling Limited (the "Company") (OSE and NYSE "BORR") has resolved to grant 10,300,000 share options under the Company’s approved share option scheme to 23 of its employees, including two persons discharging managerial responsibilities (“PDMRs”) as defined by the Market Abuse Regulation.

Each share option gives the right to subscribe for one share in the Company. The options will have a strike price of $1.00 which compares to a current market price of $0.70. The options will vest equally over a three-year period commencing two years from the date of grant and will expire after five years.

The following PDMRs have been granted options:

•	Patrick Schorn – Chief Executive Officer –2,400,000 options
•	Magnus Vaaler – Chief Financial Officer – 1,100,000 options

The board of directors, through this multi-year option grant, aims to establish an incentive reward that creates the optimum long-term alignment between the Company’s shareholders and management.

Please see the attached form of notification and public disclosure by primary insiders.

This information is subject to the disclosure requirements in article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.